Preliminary Pricing Supplement
                    Subject to Completion Dated June 20, 2002

PRICING SUPPLEMENT                                              Rule 424(b)(3)
------------------                                          File No. 333-83374
(To Prospectus Supplement and
Prospectus dated April 1, 2002)
Pricing Supplement Number:

                            Merrill Lynch & Co., Inc.
                           Medium-Term Notes, Series B
                   Due Nine Months or More from Date of Issue

                  Currency Basket Linked Notes due July , 2004
                                  (the "Notes")

                               ------------------

     The Notes, as further described below, have a two year term and are a U.S. Dollar denominated investment linked to an index designed to reflect the currency exchange rate movements of the currencies of several different countries relative to the U.S. Dollar. The Notes are designed for investors who believe these currencies will, in the aggregate, appreciate versus the U.S. Dollar during the term of Notes. The Notes are 100% principal protected, meaning that at maturity you will receive no less than the Issue Price of $1,000 per $1,000 principal amount of Notes. However, you will not receive more than $1,250 per $1,000 principal amount of Notes at maturity.

     Investing in the Notes involves risks that are described in the "Risk Factors" section of this pricing supplement and the accompanying Prospectus Supplement.


Aggregate principal amount ....................      $

Stated Maturity Date ..........................      July , 2004.

Issue Price ...................................      $1,000 per Note.

Original Issue Date ...........................      July   , 2002.

Currency Basket Index..........................      The Currency Basket Index (the "Index") is designed to reflect the currency exchange rate movements of several different
                                                     countries relative to the U.S. Dollar.  The value of the Index will initially be set to 100 on the date the Notes are priced for initial sale to the public (the "Pricing Date"). On the Pricing
                                                     Date, each currency, the Euro, the British Pound, the Canadian
                                                     Dollar, the Australian Dollar and the New Zealand Dollar, will be represented in the Index in an amount equivalent to U.S.$20.00, using the Exchange Rates (as defined below) applicable to such currency on the Pricing Date.  Each such currency, other than the
                                                     U.S. Dollar, is referred to in this pricing supplement as an
                                                     "Index Component." The value of each Index Component as
                                                     established on the Pricing Date underlying the Index will remain fixed for the entire term of the Notes.  These fixed amounts will be used to compute future Index Values by converting the Index
                                                     Components back into U.S. Dollars given then current Exchange
                                                     Rates, as described below.


Amount payable at maturity ....................      At the Stated Maturity Date, for each Note that you own, you will receive a "Redemption Amount" equal to:

                                                                   (    ((  Ending Value  )     )       )
                                                           $1000 x ( 1+ (( -------------- )  -1 ) x 2.5 )
                                                                   (    (( Starting Value )     )       )

                                                     provided, however, you will not receive less than the Issue Price of
                                                     $1,000 per Note nor more than $1,250 per Note.

Starting Value.................................      On the Pricing Date, the Starting Value will be set to a base value of 100 using the Exchange Rates obtained by the Calculation
                                                     Agent as described below on the Pricing Date.

Ending Value...................................      The Ending Value will be equal to the Index Value on the seventh scheduled Business Day prior to the Stated Maturity Date using the
                                                     Exchange Rates obtained by the Calculation Agent as described below on such seventh scheduled Business Day prior to the Stated Maturity Date.

Index Value....................................      The Index Value at any time will equal the sum of the Index
                                                     Components, as established on the Pricing Date, converted back into U.S. Dollars using then current Exchange Rates obtained by the Calculation Agent as described below.

Minimum amount payable at maturity.............      Issue Price of $1,000 per Note.

Maximum amount payable at maturity.............      $1,250 per Note.

Exchange Rates.................................      For purposes of determining an Index Value, the Exchange Rates will be those currency exchange rates in the interbank market as reported by Reuters Group PLC ("Reuters") on page WRDL, or any substitute page thereto, at approximately 10:00 a.m. New York
                                                     City time. If the currency exchange rates are not so quoted on
                                                     Reuters page WRDL, or any substitute page thereto, then the
                                                     Exchange Rates used to calculate the Index will equal the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate"). If the Noon Buying Rate is not
                                                     announced on such date, then the Exchange Rates will be
                                                     calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at
                                                     approximately 10:00 a.m. New York City time on the relevant date for the purchase or sale for deposits in the relevant currencies by the London offices of four leading banks engaged in the interbank market (selected in the sole discretion of the
                                                     Calculation Agent) (the "Reference Banks"). If fewer than three
                                                     Reference Banks provide such spot quotations, then the Exchange
                                                     Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m. New York City time on the relevant date from three leading commercial banks in New York (selected in the sole discretion of the Calculation



                                                                  2

                                                     Agent), for the purchase or sale for deposits in the relevant currencies.
                                                     If these spot quotations are available from fewer than three banks, then the Calculation Agent, in its sole discretion, shall determine which quotation is available and reasonable to be used. If no such spot quotation is available, then the Exchange Rates will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately
                                                     10:00 a.m. New York City time, on the relevant date.

Business Day...................................      Any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law, regulation or executive order to close in The
                                                     City of New York that is also a London Banking Day, and such banks are open for dealing in a foreign exchange and foreign currency deposits.

CUSIP number ..................................

Form of Notes .................................      Book-entry.

Denominations .................................      We will issue and sell the Notes in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Trustee .......................................      JPMorgan Chase Bank.

Calculation Agent..............................      Merrill Lynch Capital Services Inc. All determinations made by the
                                                     Calculation Agent will be at the sole discretion of the Calculation
                                                     Agent and, absent manifest error, will be conclusive for all purposes and binding on Merrill Lynch & Co., Inc. ("ML&Co.") and beneficial owners of the Notes.

                                                     All percentages resulting from any calculation on the
                                                     Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards,
                                                     e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655).
                                                     All dollar amounts used in or resulting from this calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

Proceeds to ML&Co..............................      $

Underwriting Discount..........................      $


                                  RISK FACTORS

     Your investment in the Notes will involve certain risks, including risks not associated with similar investments in a conventional debt security. You should consider carefully the following discussion of risks, as well as the risks described in the accompanying Prospectus Supplement, before you decide that an investment in the Notes is suitable for you.

     The value of the Notes is closely related to changes in the value of the U.S. Dollar relative to the Index Components.

     The value of any currency, including the Index Components and the U.S. Dollar, may be affected by complex political and economic factors. The spot exchange rate of the Index Components in terms of the U.S. Dollar is at any moment a result of the supply and demand for the currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the countries of the Index Components and the United States, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in the countries of the Index Components and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by these countries and other countries important to international trade and finance.

     Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the U.S. Dollar. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and the amount payable at maturity, could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, the issuance of a replacement currency or in the event of other developments affecting the Index Components, the U.S. Dollar or any other currency.

     You may not earn a return on your investment.

     You should be aware that if the Ending Value does not exceed the Starting Value, will only receive the Issue Price of $1,000 per Note. This will be true even if the value of the Index was higher than the Starting Value at some time during the life of the Notes but later falls to or below the Starting Value. Your return on the Notes is linked to the Index and is designed for investors who believe that the Index Components will, in the aggregate, appreciate against the U.S. Dollar during the course of the next 24 months. The Index may depreciate as well as appreciate and, although the investor has the opportunity to receive a return, the investor risks a lower return than comparable instruments, or no return at all. As such, the investment may not be suitable for persons unfamiliar with the foreign currency markets, or unwilling or unable to bear the risks of an investment in the Notes. Investors should consult their advisers if in any doubt as to the nature of the investment and its suitability for them in the light of their particular circumstances.

     There may be an uncertain trading market for the Notes.

     While there have been several issuances of ML&Co.'s Medium-Term Notes, Series B, upon issuance, your Notes will not have an established trading market. We cannot assure you that a trading market for your Notes will ever develop or be maintained if developed. The development of a trading market for the Notes will depend on our financial performance and other factors such as the change in the value of the Index. If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until maturity. This may affect the price you receive.

                       EVENTS OF DEFAULT AND ACCELERATION

     In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to each Note, will be equal to the amount payable on the Stated Maturity Date, calculated as though the date of early repayment were the Stated Maturity Date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the Issue Price of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding was the maturity date of the Notes.

     In case of default in payment of the Notes, whether at their Stated Maturity Date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their beneficial owners, at the rate of % per annum to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

                              HYPOTHETICAL RETURNS

     The following table illustrates, for a range of hypothetical Ending
Values:

     o   the total amount per Note payable at maturity, and

     o   the total rate of return on the Notes at maturity.


                                       Total
                 Hypothetical          Amount            Annual
                    Ending           Payable at         Rate of
                 Value of the         Maturity         Return on
                    Index            Per Note(1)      the Notes(2)
               ----------------------------------------------------
                       85             100.00%            0.00%
                       90             100.00%            0.00%
                       95             100.00%            0.00%
                      100(3)          100.00%            0.00%
                      105             112.50%            5.98%
                      110             125.00%           11.47%
                      115             125.00%           11.47%
                      120             125.00%           11.47%
                      125             125.00%           11.47%

     ------------------
     (1) This column represents the percentage of the Issue Price payable at maturity.
     (2) The annualized rates of return are calculated on a semiannual bond equivalent basis.
     (3)  This will be the Starting Value of the Index.

     As of June 20, 2002 the value of the Index Components relative to the U.S. Dollar were as follows: U.S.$0.9600 to 1 Euro, U.S.$1.4985 to 1 British Pound, U.S.$0.5685 to 1 Australian Dollar, U.S.$0.4880 to 1 New Zealand Dollar and U.S.$1 to 1.5350 Canadian Dollars.

                              CURRENCY BASKET INDEX

Hypothetical Historical Data on the Index

     The Index is designed to reflect the changes over time of the currency exchange rates of several different countries relative to the U.S. Dollar. The following table sets forth the hypothetical level of the Index at the end of each month (the "Historical Month-End Closing Level"), in the period from January 1999 through June 2002 calculated as if the Index had existed during that period. The closing levels have been calculated hypothetically on the same basis that the Index will be calculated in the future. The Historical Month-End Closing Level was set to 100 on January 31, 1999 to provide an illustration of past movements of the Historical Month-End Closing Level only. We have provided this hypothetical historical information to help you evaluate the behavior of the Index in various economic environments; however, these historical data on the Index are not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not any indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

                          1999        2000        2001       2002
                         ------       -----      -----       -----
January..............    100.00       96.27      88.45       82.86
February.............     98.08       94.82      86.21       83.51
March................     98.63       94.75      82.21       84.91
April................    100.69       91.90      84.35       86.56
May..................     98.78       90.13      83.06       89.78
June.................     99.13       91.97      83.51
July.................     99.02       90.20      84.02
August...............     97.96       87.91      86.37
September............     99.42       85.97      83.81
October..............     98.30       83.47      83.78
November.............     96.79       84.42      84.37
December.............     98.56       89.13      83.97

                      UNITED STATES FEDERAL INCOME TAXATION

     Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account, or persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement) or with holders that have a functional currency other than the U.S. dollar. The following discussion also assumes that the issue price of the Notes, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

     As used in this pricing supplement, the term "U.S. Holder" means a beneficial owner of a Note that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

     There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the "IRS") in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States Federal income tax purposes.

U.S. Holders

     On June 11, 1996, the Treasury Department issued final regulations (the "CPDI Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments, which apply to debt instruments issued on or after August 13, 1996. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. However, debt instruments that are subject to the rules regarding foreign currency gain or loss (the "Foreign Currency Rules") are generally exempt from the timing and character rules provided by the CPDI Regulations. Since the amount payable at maturity will be determined by reference to the value of the Index, the Notes generally should be subject to the Foreign Currency Rules and should not be subject to the CPDI Regulations. However, the Foreign Currency Rules do not set forth specific rules for determining the amount of income, gain or loss realized by a taxpayer from holding a debt instrument that provides for one or more contingent payments, similar to the Notes. In the absence of any specific provision in the Foreign Currency Rules, the United States Federal income tax consequences of the purchase, ownership and disposition of the Notes should be governed by a combination of both the general principles contained in the Foreign Currency Rules and general principles of United States Federal income tax law.

     Under general principles of United States Federal income tax law, payments of interest on a debt instrument generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). Under these principles, the amount payable at maturity with respect to a Note in excess of the principal amount thereof (the "Supplemental Amount Payable at Maturity"), if any, would be treated as contingent interest and generally would be includible in income by a U.S. Holder as ordinary interest on the date that the Supplemental Amount Payable at Maturity is accrued (i.e., generally when the Supplemental Amount Payable at Maturity becomes fixed in amount and becomes unconditionally payable) or when such amount is received, in accordance with the U.S. Holder's regular method of tax accounting.

     Upon the sale or exchange of a Note prior to maturity, a U.S. Holder generally would recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale or exchange and such U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will equal such U.S. Holder's initial investment in the Note. Such gain or loss generally should be capital gain or loss and should be long-term capital gain or loss if the Note has been held by the U.S. Holder for more than one year. However, any portion of such gain or loss that is attributable to changes in the value of the currencies comprising the Index should constitute exchange gain or loss which will be characterized as ordinary income or loss. It is possible, however, that the IRS could assert that all or any portion of the amounts realized upon the sale or exchange of a Note prior to its maturity in excess of the principal amount thereof constitutes ordinary interest income. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchases) may be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Non-U.S. Holders

     A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that such owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, a Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

     Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual's death, payments in respect of such Note would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup withholding

     Backup withholding at the applicable statutory rate of United States Federal income tax may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.